October 24, 2008

Securities Exchange Commission
Ms. Chris Harley, Staff Accountant
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	Alaska Pacific Bancshares, Inc.
Request for Extension of Time to Respond
File No. 000-26003

Dear Ms. Harley,

This letter is to acknowledge receipt of the comment letter dated October 23, 2008 regarding our Form 10-KSB for the fiscal year ended December 31, 2007 and Form 10-QSB for fiscal quarter ended June 30, 2008.

Per our telephone conversation today, October 24, 2008, our request for an extension to respond by November 21, 2008 was approved. This approval is appreciated as both our President/CEO and our Chief Financial Officer are out of town and not available to prepare a response by the due date stated in your letter.

Sincerely,

/s/Gillian R. Hays

Gillian R. Hays
Corporate Secretary

Serving Southeast Alaska Since 1935
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